

07007231

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlueLake Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Welch Rd
(No. and Street)

Londonderry (City) NH (State) 03053 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Penchansky & Co PLLC
(Name – *if individual, state last, first, middle name*)

70 Stark St (Address) Manchester (City) NH (State) 03101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret S.C. Johns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BlueLake Partners LLC, as of February 21, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chairman

Title

2/21/07

Philomena Paradise

Notary Public

PHILOMENA PARADISE, Notary Public
My Commission Expires September 21, 2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUELAKE PARTNERS, LLC

Financial Statements
December 31, 2006

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

Table of Contents

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of
BlueLake Partners, LLC
Londonderry, New Hampshire.

We have audited the accompanying balance sheet of BlueLake Partners, LLC (a Delaware Limited Liability Company) as of December 31, 2006, and the related statement of income and changes in member's capital and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BlueLake Partners, LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Penchansky & Co. PLLC

Penchansky & Co., PLLC
Certified Public Accountants
Manchester, New Hampshire
February 4, 2007

70 Stark Street / Manchester / New Hampshire 03101 / 603-647-2400 / In Nashua 595-8600 / Fax 647-6495

BLUELAKE PARTNERS, LLC
Balance Sheet
As of December 31, 2006

Assets

Current Assets:		
Cash	$	16,687
Prepaid Expenses		2,834
Total Current Assets		19,521
Property and Equipment:		
Website		13,099
Computer Equipment		4,106
Software		205
Furniture & Fixtures		747
Accumulated Depreciation		(15,278)
Net Property and Equipment		2,879
Total Assets	**$**	**22,400**

Liabilities and Members' Equity

Liabilities:		
Accounts Payable	$	353
Accrued Expenses		1,900
Total Liabilities		2,253
Members' Equity:		
Members' Equity		20,147
Total Member's Equity		20,147
Total Liabilities and Member's Equity	**$**	**22,400**

See Notes and Independent Auditor's Report

BLUELAKE PARTNERS, LLC
Statement of Revenues, Expenses and Changes in Member's Equity
For The Year Ended December 31, 2006

Revenue:	
Financial Advisory Fees	$ 81,000
Total Revenue	81,000
Operating Expenses:	
Sales Costs	27,995
Professional Services	7,043
Travel, Meals and Entertainment	6,381
Information Technology	3,416
Telephone	3,392
Licenses and Fees	2,965
Depreciation	2,253
Business Development	1,955
Supplies	1,645
Bank Charges	121
Insurance	21
Total Operating Expenses	57,187
Net Income	23,813
Members' Contributions	1,300
Distributions to Member	(30,000)
Members' Equity, Beginning of Year	25,034
Members' Equity, End of Year	**$ 20,147**

See Notes and Independent Auditor's Report

BLUELAKE PARTNERS, LLC
Statement of Cash Flows
For The Year Ended December 31, 2006

Cash Flows from Operating Activities:		
Net Income	$	23,813
Adjustments to Reconcile Net Income to Net Cash Provided by (Used by) Operating Activities:		
Depreciation and amortization		2,253
(Increase) Decrease in Accounts Receivable		400
(Increase) Decrease in Prepaid Expenses		(2,000)
Increase (Decrease) in Accounts Payable		353
Increase (Decrease) in Accrued Expenses		(5,511)
Total Adjustments		(4,505)
Net Cash Provided by (Used in) Operating Activities		19,308
Cash Flows from Investing Activities:		
Payments for the Purchase of Property		(1,202)
Net Cash Provided by (Used in) Investing Activities		(1,202)
Cash Flows from Financing Activities:		
Proceeds from Member's Contributions		1,300
Distributions Paid to Member		(30,000)
Net Cash Provided by (Used in) Financing Activities		(28,700)
Net Increase in Cash and Cash Equivalents		(10,594)
Cash and Cash Equivalents, Beginning of Year		27,281
Cash and Cash Equivalents, End of Year	**$**	**16,687**

See Notes and Independent Auditor's Report

NOTE 1 – General:

BlueLake Partners, LLC (the "Company") is a Limited Liability Company formed in the State of Delaware in 2001 and is taxed as a sole proprietorship (see Note No. 3). The Company operates as a provider of corporate advisory services. The Company's offices are located in Londonderry, New Hampshire.

NOTE 2 - Summary of Significant Accounting Policies:

A. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Under that basis, revenues are recognized when earned, and expenses are recognized when the obligation is incurred.

B. Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

C. Depreciation

The Company's assets are recorded at historical cost and depreciated for book purposes over the following useful lives:

	Years
Computer Equipment and Software	3-5
Furniture and Fixtures	7

D. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. At December 31, 2006 the Company had no cash equivalents.

-Continued on Next Page-

NOTE 2 - Summary of Significant Accounting Policies – continued:

E. Advertising

The Company follows the policy of charging the costs of advertising to expense as they are incurred. Advertising expense was $0 for the year ended December 31, 2006.

NOTE 3 – Income Tax Matters:

The Company is a Limited Liability Company (LLC), which operates as a proprietorship for federal and state income purposes. Since a proprietorship is not a taxable entity, no federal income tax expense has been recorded in these financial statements. However, the Company is subject to the State of New Hampshire's Business Enterprise Tax. The tax liability for the year ended December 31, 2006 amounted to $0.

END